787 Seventh Avenue
New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 28, 2014

Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Variable Series Funds, Inc. File Nos. 811-03290 & 002-74452

Dear Ms. White:

On behalf of BlackRock Variable Series Funds, Inc. (the “Company”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned, counsel to the Company, by telephone on July 8, 2014 regarding Post-Effective Amendment No. 72 to the Company’s registration statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 73 to the Company’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), that was filed with the Commission on June 30, 2014 (the “Amendment”), with respect to its series, BlackRock iShares® Alternative Strategies V.I. Fund (the “Alternative Strategies Fund”) and BlackRock iShares® Dynamic Allocation V.I. Fund (the “Dynamic Allocation Fund”) (each, a “Fund” and collectively, the “Funds”).

We have discussed the Staff’s comments, which are restated below in italicized text, with representatives of the Company. The Company’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amendment.

COMMENTS

Comment No. 1: Fee Table; Footnote 1:  Please delete footnote 1 or move the information to a more appropriate place in the prospectus.  The information in footnote 1 may confuse rather than enhance investor understanding of each Fund’s fee structure.  Moreover, the Item 10 disclosure states that each Fund’s management fee is computed based on a percentage of the Fund’s net assets.  It is unclear whether footnote 1 is consistent with this Item 10 disclosure.

New York     Washington     Paris     London     Milan     Rome     Frankfurt      Brussels

in alliance with Dickson Minto W.S., London and Edinburgh

August 28, 2014 Page 2

Response: The Company respectfully declines to remove the footnote as the Company believes this description is necessary to accurately disclose to Fund shareholders that the management fee payable by a Fund is based on assets estimated to be attributable to the Fund’s direct investments in fixed-income and equity securities and instruments, including ETFs advised by BlackRock Fund Advisors, LLC or other investments advisers, other investments and cash and cash equivalents (including money market funds), and BlackRock has contractually agreed to waive the management fee on assets estimated to be attributed to the Fund’s investments in other equity and fixed-income mutual funds managed by BlackRock or its affiliates. The Company respectfully submits that the footnote is consistent with the Item 10 disclosure at the top of page I-5 of the prospectus.

Comment No. 2: Fee Table; Fee Waiver:  Please delete the line items “Fee Waivers and/or Expense Reimbursements” and “Total Annual Fund Operating Expenses after Fee Waivers and/or Expense Reimbursements” as well as footnote 4 to the fee table as the fee waiver does not seem to be in effect.

Response: The Company respectfully declines to make the requested changes. In the adoption of the 2009 amendments to Form N-1A, the Commission stated that the disclosure on fee waivers and/or expense reimbursements should show investors how such arrangements will affect expenses in the future, and is not for the purpose of showing whether expenses were reduced in the past:

“We have eliminated the proposed requirement that the reimbursement or waiver arrangement has reduced operating expenses in the past, as suggested by two commenters, because this is irrelevant to the impact that the arrangements will have in the future. The purpose of the permitted line items is to show investors how the arrangements will affect expenses in the future and not how they have affected expenses in the past.”1 (emphasis added)

Notably, the final amendments to Form N-1A differed from the Commission’s original proposal. Proposed Instruction 3 to Item 3 would have stated: “If there were expense reimbursement or fee waiver arrangements that reduced any Fund operating expenses and will continue to reduce them for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table….”2 The final amendments to Form N-1A eliminated the requirement that the fee waiver arrangements be those “that reduced” Fund operating expenses, and Instruction 3 to Item 3 now states: “If there are expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement, a Fund may add two captions to the table....” The Company believes that the disclosures of the fee waiver and/or expense reimbursement line item in the fee table and the applicable footnote is

[1]	Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28584 and Securities Act Release No. 8998 at Section III.A.3.d, (January 13, 2009) (final rule).
[2]	Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Release No. 28064 and Securities Act Release No. 8861, (November 31, 2007) (proposing release).

August 28, 2014 Page 3

consistent with the Commission’s guidance as reflected in the final amendments to Form N-1A and is therefore permitted.

Comment No. 3: Fee Table; Fee Waiver:  Please either extend the expiration date of each Fund’s contractual fee waiver to a date that will be at least one year from the effective date of the amendment related to this filing or remove the contractual fee waiver from the fee table calculations.

Response: The Company confirms that the expiration date of each Fund’s contractual fee waiver has been extended to a date that is at least one year from the effective date of the amendment related to this filing.

Comment No. 4:  Principal Risks:  Please limit each Fund’s Item 4 principal risk disclosure to risks that in the aggregate are risks of investing in the Fund, and not risks that are solely principal risks of the underlying ETFs.

Response: The Company respectfully declines to make the requested revisions. The sub-section “Other Principal Risks of Investing the Fund and/or an Underlying Fund” is intended to highlight for investors not only the principal risks of investing in each Fund but also the principal risks of the underlying ETFs in which the Fund may invest.

Comment No. 5: Cayman Subsidiary: Please confirm in correspondence that each controlled foreign corporation (“CFC”) and its board of directors will agree to designate an agent for service of process in the United States.

Response: The Company confirms that each CFC and its board of directors will agree to designate an agent for service of process in the United States.

Comment No. 6:  Cayman Subsidiary: Please confirm in correspondence that each CFC and its board of directors will agree to inspection of the CFC’s books and records by the Staff.

Response: The Company confirms that each CFC and its board of directors will agree to inspection of the CFC’s books and records by the Staff.

Comment No. 7: Cayman Subsidiary: Please disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17).

Response: The Company confirms that each CFC complies with the provisions relating to affiliated transactions under Section 17 and the rules thereunder, including those under Section 17(f) relating to custody. The “Details About the Fund – How the Fund Invests – Principal Investment Strategies” section of each Fund’s prospectus discloses that “[t]he [CFC] is managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the [Company].” The Bank of New York Mellon is the custodian of the Funds and the CFCs. The Funds disclose that each CFC has entered into a separate custodian agreement with the same or with an affiliate of the same custodian as the Funds in the “Investment Objective and Policies – Investments in the Subsidiary” section of the Funds’ SAI.

August 28, 2014 Page 4

Comment No. 8: Cayman Subsidiary: Please disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the CFC.

Response: The Company confirms that each Fund complies with the provisions of the 1940 Act governing capital structure and leverage requirements under Section 18 on an aggregate basis with its CFC. The section of each Fund’s prospectus entitled “Details About the Fund – How the Fund Invests – Principal Investment Strategies” contains disclosure to this effect.

Comment No. 9: Cayman Subsidiary: Please file the investment advisory agreement between the CFC and its investment adviser as an exhibit to the registration statement.

Response: In response to the Staff’s request, the investment advisory agreement between each CFC and its investment adviser will be included as exhibits to the Registration Statement.

Comment No. 10: Cayman Subsidiary: Please identify the custodian of the CFCs in the registration statement.

Response: The Bank of New York Mellon is the custodian of the Funds and the CFCs. The Funds disclose that the CFCs have entered into a separate custodian agreement with the same or with an affiliate of the same custodian as the Funds in the “Investment Objective and Policies – Investments in the Subsidiary” section of the Funds’ SAI.

* * * * * * *

August 28, 2014 Page 5

We believe that the above responses adequately respond to the concerns raised in your comment letter. Please do not hesitate to contact me at (212) 728-8865 or Katherine A. McGavin at (212) 728-8806 if you have comments or if you require additional information regarding the Company.

Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Ben Archibald, Esq.
Gregory Daddario, Esq.
Maria Gattuso, Esq.
Katherine A. McGavin, Esq.